UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. __)*

Under the Securities Act of 1934

Riskified Ltd.
(Name of Issuer)

Class A ordinary shares, no par value
 (Title of Class of Securities)

M8216R109**
 (CUSIP Number)

December 31, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This is the CUSIP number for the Class A ordinary shares. The number of Class A ordinary shares reported in this Schedule 13G includes Class A ordinary shares issuable upon conversion, on a one-for-one basis, of the Issuer’s Class B ordinary shares. However, the Class B ordinary shares are not registered under the Exchange Act and do not have a CUSIP number.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216R109
1	NAME OF REPORTING PERSONS Genesis Partners IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 28,695,225(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,695,225(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,695,225(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.56%(3)(4)
12	TYPE OF REPORTING PERSON PN

(1)
Consists of (i) 9,565,075 Class A ordinary shares and (ii) an additional 19,130,150 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by the Reporting Person.

(2)
These 28,695,225 ordinary shares include 19,130,150 Class B ordinary shares that are entitled to ten votes each (as well as 9,565,075 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).

(3)
Based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.

(4)
This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 20.81%.

CUSIP No. M8216R109
1	NAME OF REPORTING PERSONS G.P.R. S.P.V 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,142,711(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,142,711(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,142,711(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.31%(3)(4)
12	TYPE OF REPORTING PERSON PN

(1)
Consists of (i) 714,237 Class A ordinary shares and (ii) an additional 1,428,475 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by the Reporting Person.

(2)
These 2,142,711 ordinary shares include 1,428,475 Class B ordinary shares that are entitled to ten votes each (as well as 714,237 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).

(3)
Based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.

(4)
This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 1.55%.

CUSIP No. M8216R109
1	NAME OF REPORTING PERSONS Genesis Partners IV Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,837,936 (1) (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,837,936 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,837,936(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.87%(3)(4)
12	TYPE OF REPORTING PERSON PN

(1)
Consists of (a) (i) 9,565,075 Class A ordinary shares, and (ii) an additional 19,130,150 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, that are held by the Reporting Person, and (b) (i) 714,237 Class A ordinary shares, and (ii) an additional 1,428,475 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by G.P.R. S.P.V 2 (“GRP”), as to which the Reporting Person shares voting and dispositive power by virtue of its principals affiliation with GRP and by being the general partner of Genesis IV L.P.

(2)
These 30,837,936 ordinary shares include 20,558,624 Class B ordinary shares that are entitled to ten votes each (as well as 10,279,312 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).

(3)
Based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.

(4)
This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 22.36%.

CUSIP No. M8216R109
1	NAME OF REPORTING PERSONS Eyal Kishon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,837,936(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,837,936(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,837,936(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.87%(3)(4)
12	TYPE OF REPORTING PERSON IN

(1)
Consists of (a) (i) 9,565,075 Class A ordinary shares, and (ii) an additional 19,130,150 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, that are held by Genesis Partners IV L.P and (b) (i) 714,237 Class A ordinary shares, and (ii) an additional 1,428,475 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by G.P.R. S.P.V 2, as to each of which the Reporting Person shares voting and dispositive power by virtue of serving as the managing partner of Genesis Partners IV Management.

(2)
These 30,837,936 ordinary shares include 20,558,624 Class B ordinary shares that are entitled to ten votes each (as well as 10,279,312 Class A ordinary shares entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater (see footnote (4) below).

(3)
Based on 163,400,151 ordinary shares, consisting of 74,281,213 Class A ordinary shares and 89,118,938 Class B ordinary shares, issued and outstanding as of September 30, 2021, based on information in Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 16, 2021.

(4)
This percentage constitutes the percentage of outstanding ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Person is 22.36%.

Item 1(a)	Name of Issuer:

Riskified Ltd. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

30 Kalischer Street, Tel Aviv 6525724, Israel.

Item 2(a)	Name of Person Filing:

Genesis Partners IV L.P.

The following entities and individual, listed in (i)-(iv) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	Genesis Partners IV L.P. (“Genesis IV”)
(ii)	G.P.R. S.P.V 2. (“GPR”)
(iii)	Genesis Partners IV Management (“GPM”)
(iv)	Eyal Kishon (the “Reporting Individual”)

Genesis Partners IV and GPR directly hold the securities of the Issuer that are reported in this Statement. Genesis IV is controlled by its general partner, GPM, and GPR is affiliated with the principals of GPM. The Reporting Individual is the managing partner at GPM.

Item 2(b)	Address or Principal Business Office or, if none, Residence:

13 Basel Street, Herzliya, 4666013, Israel.

Item 2(c)	Citizenship:

(i)	Genesis IV — Israel
(ii)	GPR — Israel
(iii)	GPM — Israel
(iv)	Reporting Individual — Israel

Item 2(d)	Title of Class of Securities:

This Statement relates to the Class A ordinary shares, no par value per share, of the Issuer (“Class A ordinary shares”), which are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). While the Issuer’s Class B ordinary shares, no par value per share (“Class B ordinary shares”) are not registered under the Exchange Act, this Statement treats the Class B ordinary shares as part of one class together with the Class A ordinary shares, since Class B ordinary shares (i) generally possess the same rights as the Class A ordinary shares (except that Class B ordinary shares are entitled to ten votes per share, whereas Class A ordinary shares are entitled to one vote per share) and (ii) generally automatically convert into Class A ordinary shares upon transfer.

Item 2(e)	CUSIP Number:

M8216R109

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Each of the foregoing Reporting Persons disclaim beneficial ownership of the Class A ordinary shares reported herein except to the extent of its or his pecuniary interest (if any) therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

GENESIS PARTNERS IV L.P

	By:	/s/ Eyal Kishon
	Name:	Eyal Kishon
	Title:	General Partner

G.P.R. S.P.V 2.

	By:	/s/ Eyal Kishon
	Name:	Eyal Kishon
	Title:	General Partner

GENESIS PARTNERS IV MANAGEMENT

	By:	/s/ Eyal Kishon
	Name:	Eyal Kishon
	Title:	Managing Partner

/s/ Eyal Kishon
Eyal Kishon

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)